Exhibit 99.1

Claude Resources Extends 8 Zone at Depth and Discovers Extension to McVeigh Tuff at Madsen

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Dec. 21, 2011 /CNW/ - Claude Resources Inc. (TSX-CRJ; NYSE Amex-CGR) ("Claude" and or the "Company") today provided an interim update from on-going exploration activities at the Company's 100 percent-owned, Madsen Project in Red Lake, Ontario.  Drilling has successfully extended the 8 Zone plunge to approximately 250 metres down plunge of previous drilling as well as discovered significant depth extensions to the McVeigh Tuff. Based on these encouraging results, the Company has approved a 29,000 metre, underground and surface-based drill program for 2012.

Highlights from the latest drill results are summarized below and in Table 1 and Figures 1 and 2.

•	15.70 grams Au per tonne over 2.00 metres in MUG-11-13 McVeigh Tuff
•	6.27 grams Au per tonne over 2.00 metres in MUG-11-14 McVeigh Tuff
•	8.06 grams Au per tonne over 2.02 metres in MUG-11-14b 8 Zone
•	5.69 grams Au per tonne over 2.14 metres in MUG-11-16 8 Zone
•	53.70 grams Au per tonne over 0.70 metres in MUG-11-17 McVeigh Tuff
•	5.64 grams Au per tonne over 2.00 metres in MUG-11-17 McVeigh Tuff

In 2011, Phase II underground drilling has completed 12,700 metres and 9 holes, targeting the 8 zone plunge and strike continuity as well as sub-parallel footwall structures.  Drill holes targeting the plunge continuity of the 8 Zone include MUG-11-12, 14 (14b) and 16 (Figure 2).  Drill hole 14b and drill hole 16, the deepest hole ever completed on the Madsen property, intercepted silicified and visible gold-bearing, basalt and returned 8.06 g/t gold over 2.02 metres and 5.69 g/t gold over 2.14 metres, respectively. These intercepts extend the 8 Zone system 250 metres down plunge from previous drilling to approximately 1,600 metres below surface.  The system continues to remain open down plunge and will be the target of future drilling.

Drill holes targeting the strike continuity of the 8 Zone include MUG-11-10, 11, 13, 15, 17 and 19. Drill hole 13 and drill hole 17 intercepted silicified, biotite-altered basalt and returned 15.70 g/t gold over 2.00 metres and 53.70 g/t gold over 0.70 metres, approximately 950 metres below surface.  These intercepts are in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the McVeigh Tuff, located approximately 650 metres up-dip. Importantly, the McVeigh Tuff hosts a current Indicated Resource of 115,000 ounces at 9.59 g/t gold and has seen very limited drill testing below the 350 metres depth. In addition to the McVeigh mineralization, the 8 Zone structure is developed in all holes completed along strike and is characterized by anomalous gold associated with biotite-altered, variably silicified basaltic and ultramafic lithologies.

Moving into 2012, Claude has approved a 29,000 metre, underground and surface exploration program at Madsen with budgeted expenditures of $6.6 million dollars. The program will include two underground rigs and one surface rig, targeting to complete 40 to 50 holes. Exploration will focus on continued testing of the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity.

"These latest results provide encouragement for our 2012 program. They continue to demonstrate that the 8 Zone is a high grade gold system that has strong vertical continuity, remaining open at depth and along strike to the northeast.  Furthermore, the discovery of economic grades and widths hosted within the depth continuity of the McVeigh Tuff opens up significant exploration potential," stated Brian Skanderbeg, Vice-President Exploration, Claude Resources Inc.

The Madsen Gold Mine, located in the town of Madsen, is approximately 10 kilometres from the town of Red Lake, Ontario and is in one of the highest grade gold districts in the world. The Madsen Mine was the third largest gold producer in the Red Lake camp behind the Campbell and Dickenson Mines with a total of 2.45 million ounces of gold produced over its 38 year mine life.  The property currently hosts a National Instrument 43-101 compliant Indicated Resource of 928,000 ounces at 8.93 g/tonne and an Inferred Resource of 297,000 ounces at 11.74 g/tonne (see December 7th, 2009 press release, 'Claude Resources Inc. Reports Independent NI 43-101 Resource at Madsen Mine').

Table 1: Summary of Phase II drill results from Madsen underground drilling.
Hole ID	Width	Au (g/t)	Elevation*	Zone
MUG-11-10		Anomalous
MUG-11-11		Anomalous
MUG-11-12		Anomalous
MUG-11-13	2.00	15.70	927	McVeigh
MUG-11-14	2.00	6.27	1,051	McVeigh
MUG-11-14b	2.02	8.06	1,543	8 Zone
MUG-11-15		NSI
MUG-11-16	2.14	5.69	1,595	8 Zone FW
MUG-11-17	0.70	53.70	927	McVeigh
and	2.00	5.64	1,079	McVeigh
MUG-11-19		Assays Outstanding
* Elevation presented as metres below surface. Composites calculated using a 3 g/t
Au cut-off grade.  Reported width is drilled length and interpreted to represent 75 -
85 percent of true width.  NSI - No Significant Intercept. Anomalous - Assayed between
1 and 3 g/t gold. Note that hole MUG-11-14 was lost with hole MUG-11-14b wedged off and completed.

A Madsen property longitudinal section and detailed longitudinal section are available on Claude's website www.clauderesources.com.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice President Exploration, is the Qualified Person who has reviewed and approved the contents of this news release. Drill core was halved with samples averaging 1.5 metres submitted to ALS Chemex in Vancouver, an ISO approved facility. Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Since 1991, Claude has produced over 962,000 ounces of gold from the Seabee Gold Operation. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Cautionary Note Regarding Forward-Looking Information

This document contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent", "estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary note to U.S. investors concerning resource estimate

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

Or

Brian Skanderbeg, P.Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 14:14e 21-DEC-11